Exhibit 99.1

NICE Actimize Announces ENGAGE LIVE, The Largest Virtual Financial Crime Risk
Management Customer Event of the Year, Focused on the Power of Always On AI

Over 1000 attendees from leading Global financial services organizations will attend the conference featuring 35+
sessions dedicated to financial crime solutions and services

Hoboken, N.J., October 5, 2020 – Navigating today’s “Always On” environment with zero compromise requires powerful innovation and smart, strategic decisioning. With this in mind, NICE Actimize, a NICE (NASDAQ: NICE) business today announced ENGAGE LIVE, the financial crime industry’s largest virtual customer event of the year. To be held on October 14-15, 2020, this free event will provide unprecedented insights to guide business decisions at the world’s leading financial institutions. Global financial services organizations will attend the event, featuring more than 35 sessions and six tracks dedicated to financial crime solutions and services.

Focused on the “Always On” environment reflected within the rapidly-changing financial crime industry, the event highlights innovation fueled by Digital Acceleration, Cloud Transformation, Always on AI and Actionable Data. Spotlighted at the interactive Solutions Showcase, event attendees can view the latest technologies in action from NICE Actimize and its X-Sight Marketplace partners. The Showcase will also feature strategic partners, including Infosys, a global leader in next-generation digital services and consulting. Online “Pods” will be staffed for live chat and networking opportunities.

Featuring content to suit every role and interest across anti-money laundering, enterprise fraud, financial markets compliance, and case management, this global event offers a wealth of informative sessions, including visionary keynotes from Craig Costigan, NICE Actimize CEO; Chad Hetherington, NICE Actimize VP, Global Head of Product; and Yossi Levin, NICE Actimize VP, Global Head of Engineering.

Danica Patrick, Robert Herjavec Headline Celebrity Keynotes
On October 14, Danica Patrick, former world-renowned racing driver, will also deliver a keynote to kick off the event. As a professional racecar driver, Patrick broke barriers and set records with her impressive on-track performance. Attendees will have the exclusive opportunity to hear her story and unique perspective on how to stay ahead with speed and agility.

And entrepreneur and leading Shark featured on ABC’s Shark Tank, Robert Herjavec, will join ENGAGE LIVE on October 15. Born in Eastern Europe, and escaping Communism with his parents from the former Yugoslavia, Herjavec rose to launch his own computer company from his basement. In 2003, he founded the Herjavec Group, and it quickly became one of America’s fastest growing technology companies. His motivational business advice has received millions of impressions through TV, print, radio and digital media.

Additional guest speakers include Frank McKenna, Chief Fraud Strategist of Point Predictive, and author of the well-known industry blog “FrankonFraud.” McKenna is an advocate for fraud managers and data scientists, who has dedicated his career to fighting fraud across the world. He has worked with over 200 banks, lenders, and finance companies, to solve fraud issues that impact customers.

“Organizations that accelerate digital transformation will become tomorrow’s leaders,” said Craig Costigan, NICE Actimize CEO who will deliver the opening keynote. “Balancing risk and customer experience is an imperative to transitioning successfully. To help our customers perfect that balancing act, we’ve introduced several innovations fuelled by the Power of our ‘Always On’ AI strategy which is built on the solid foundation of our cloud platforms, Xceed and X-Sight, which provide ease and flexibility for organizations of all sizes.”

To register for ENGAGE LIVE, go to our registration link by clicking here.
To view the complete ENGAGE LIVE Agenda, please click here.

Additional NICE Actimize ENGAGE LIVE resources:
•	On Twitter — Follow @NICE_Actimize and the event hashtag #ENGAGE2020LIVE.
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.